Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

July 12, 2024.

Item 3	News Release

The press release attached as Schedule “A” was released on July 12, 2024 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Chairman

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

July 12, 2024.

Schedule “A”

- Bitfarms Sets Date of Special Meeting of Shareholders -

No Shareholder Action Required at this Time

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

TORONTO, Ontario and BROSSARD, Québec, July 12, 2024 – Bitfarms Ltd. (Nasdaq/TSX: BITF) (“Bitfarms” or the “Company”), a global vertically integrated Bitcoin data center company, today announced that its Board of Directors (the “Board”) has called a hybrid special meeting of shareholders (the “Meeting”) to be held on October 29, 2024 (the “Meeting Date”). The Meeting has been called in response to a requisition for a shareholders’ meeting (the “Requisition”) submitted by Riot Platforms, Inc. (“Riot”) on June 24, 2024. Through the Requisition, Riot is attempting to (i) disrupt the strategic alternatives review process which the Company commenced to thoroughly evaluate all opportunities to maximize shareholder value and (ii) opportunistically acquire the Company. Bitfarms shareholders of record as of September 26, 2024 (the “Record Date”) are entitled to vote at the Meeting.

Following receipt of the Requisition, the special committee of independent directors of the Board (the “Special Committee”), which is tasked with conducting the strategic alternatives review process and reviewing, considering and responding to the Requisition, engaged in careful and extensive deliberations regarding the Requisition and related matters. After reviewing the Requisition with the assistance of financial and legal advisors, the Special Committee (and, separately, the two members of the Special Committee who are not targeted by Riot for removal) provided its unanimous recommendation to the Board with respect to the Requisition, the Meeting Date and the Record Date. The recommendation was based on a careful weighing of the following considerations and the benefits and risks associated therewith, among other things, and with the best interests of the Company and all its shareholders and other stakeholders in mind:

●	The Company recently held its 2024 annual general and special meeting of shareholders on May 31, 2024, at which time Riot could have raised the very issues it is now seeking to raise by the Requisition;

●	The Requisition seeks a reconstitution of a majority of the Board to gain control of the Company and the importance of providing all shareholders with a reasonable period of time to evaluate Riot’s proposal;

●	Riot has yet to propose a new business or corporate strategy for the Company;

●	The necessary time required for the Special Committee to thoroughly evaluate and conclude the strategic alternatives review process that is currently underway and to ensure that shareholders have the benefit of all information available to them to make an informed vote at the Meeting;

●	Riot’s request that a meeting be held by September 20, 2024 as the Board’s purported track record of poor governance made the holding of the Meeting a matter of urgency;

●	Riot’s request that the record date not be set until following the scheduled hearing before the Ontario Securities Commission on July 22 and 23, 2024, at which Riot is seeking to nullify the Company’s shareholder rights plan (the “Rights Plan”), and in any event that the record date be set so as to enable Riot to increase its percentage holding of common shares of the Company;

●	The Record Date is 16 days following September 10, 2024, being the date after which Riot can increase its holdings to 19.9% of the common shares without triggering the Company’s Rights Plan; and

●	An opportunity for the Company to address the results of the Ontario Securities Commission hearing noted above with shareholders.

The Company expects that at the Meeting shareholders will be asked to consider matters other than those set out in the Requisition including the ratification of the Rights Plan. Shareholders entitled to vote at the Meeting will receive detailed information about the requisitioned matters as well as other matters to be voted on at the Meeting in the form of a management information circular in advance of the Meeting. Shareholders are not required to take any action at this time.

The Company remains committed to constructive engagement with all shareholders and remains hopeful that Riot will seek to constructively engage with the Company so that Bitfarms need not expend its limited cash resources to protect the interests of its stakeholders against the actions of Riot.

Advisors

Moelis & Company LLC is serving as financial advisor to Bitfarms. Skadden, Arps, Slate, Meagher & Flom LLP, Peterson McVicar LLP and McMillan LLP are acting as legal advisors. Innisfree M&A Incorporated and Laurel Hill Advisory Group are acting as strategic advisors and proxy solicitation agents.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining facilities with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 Bitcoin mining facilities and one under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, nor any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the possible results of the strategic alternatives review process, the Meeting Date and the Record Date, matters that may be voted on at the Meeting, the limited cash resources of the Company and the maximization of shareholder value, are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the ability to successfully conclude the strategic alternatives review process on a timely basis or at all; the construction and operation of the Company’s facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the potential adverse impact on the Company’s profitability; the ability to complete current and future financings; the impact of the restatement on the price of the Company’s common shares, financial condition and results of operations; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024, and the MD&A for three-month period ended March 31, 2024 filed on May 15, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Innisfree M&A Incorporated

Gabrielle Wolf / Scott Winter

+1-212-750-5833

Laurel Hill Advisory Group

1-877-452-7184

416-304-0211

assistance@laurelhill.com

Media Contacts:

U.S.: Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher or Joseph Sala

+1 212-355-4449

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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